OC
No Act
P.E. 1-5-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

07050036

March 19, 2007

RECD S.E.C.
MAR 2 9 2007
1086

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/19/2007

Gregg M. Larson
Associate General Counsel and
Secretary
3M Legal Affairs
Office of General Counsel
3M Company
P.O. Box 33428
St. Paul, MN 55133-3428

Re: 3M Company
Incoming letter dated January 5, 2007

Dear Mr. Larson:

This is in response to your letter dated January 5, 2007 concerning the shareholder proposal submitted to 3M by Anthony P. Manzara. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Anthony P. Manzara
5050 Kirkwood Avenue North
Lake Elmo, MN 55042

66740

Gregg M. Larson
Associate General Counsel and
Secretary

3M Legal Affairs
Office of General Counsel

P.O. Box 33428
St. Paul, MN 55133 3428 USA
Telephone: 651.733.2204
Facsimile: 651.737.2553
Email: gmlarson@mmm.com

January 5, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, DC 20549
BY EMAIL: cfletters@sec.gov

RECEIVED
2007 JAN 10 AM 11: 52
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Re: *3M Company*
Securities Exchange Act of 1934, Rule 14a-8;
Stockholder Proposal Submitted by Anthony P. Manzara

Ladies and Gentlemen:

Under Rule 14a-8(j) of the Securities Exchange Act of 1934, this letter notifies the staff of the Division of Corporation Finance (the "Staff") that 3M intends to omit a stockholder proposal from its proxy statement and form of proxy for 3M's 2007 Annual Meeting of stockholders (collectively, the "2007 Proxy Materials").

The Company received two stockholder proposals and statements in support thereof from Anthony P. Manzara in a letter dated November 21, 2006 (the "Proponent"). In a letter dated December 4, 2006, the Company informed the Proponent that he failed to meet the eligibility requirements and provided the Proponent the opportunity to correct the deficiencies within 14 days. The Proponent, in a letter dated December 14, 2006, deleted one of the two initial proposals and modified the remaining proposal (the "Proposal"). Copies of the Proposal and all related correspondence are attached hereto as Exhibit A.

In accordance with Rule 14a-8(j) of the Exchange Act, enclosed are six copies of this letter and the attachments to this letter. By copy of this letter, 3M notifies the Proponent of its intention to omit the Proposal from its 2007 Proxy Materials. Also pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "Commission") no later than 80 calendar days before 3M intends to file its definitive 2007 Proxy Materials with the Commission. 3M agrees to promptly forward to the Proponent any Staff response to 3M's no-action request that the Staff transmits by facsimile to 3M.

3M respectfully requests that the Staff concur in our view that the Proposal may be excluded from the 2007 Proxy Materials for the reasons set forth in this letter. To the extent that the reasons for omitting the Proposal are based on matters of law, this letter also constitutes an opinion of counsel that Rule 14a-8(j)(2)(iii) requires.

I. The Proposal

Although a copy of the Proposal is attached, for ease of reference, the proposed resolution included with the Proposal reads as follows:

> *Resolved: Four of the nine (non-Chair) members of the Board of Directors of 3M shall be current or former employees of the Company with at least twenty years of 3M service, this change in Board membership to be accomplished with the first elections of new Directors following acceptance of this Proposal, as the terms of current Directors expire. If the total number of Directorship is changed, the number of Directorships allotted to current or former 3M employees (as defined above) will be changed proportionately as closely as possible.*

II. Reasons for Exclusion

3M believes that it may omit the Proposal under Rule 14a-8(i)(7) because (A) it relates to an election for the membership on the Company's board of directors, and (B) the Company lacks the power to implement the Proposal. The reasons for 3M's conclusions are set forth below.

(A) The Proposal May Be Excluded Under Rule 14a-8(i)(8) Because It Relates To An Election

Rule 14a-8(i)(8) allows exclusion of a proposal if it relates to an election. In Exchange Act Release No. 34-12598 (July 7, 1976) (the "1976 Release"), the Commission has stated that the "principal purpose of [subparagraph (i)(8)] is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns or effecting reforms in elections of that nature, since other proxy rules...are applicable thereto."

The Proposal clearly provides that a person satisfying certain enumerated criteria, i.e., "current or former employees of the Company with at least twenty years of 3M service," be on the board of directors of 3M. The Staff has consistently take the position that proposals relating to the election of a board of directors, including those calling for "a particular person or person from a specified group," are excludable under Rule 14a-8(i)(8) (or its predecessor Rule 14a-8(c)(8)). See *Delhaize America, Inc.* (March 9, 2000) (allowing exclusion of a proposal requesting the board to nominate two directors from a group of company's current employees); *Dow Jones & Company* (January 31, 1996) (allowing exclusion because it "calls for a particular person or person from a specified group" to be nominated so it "relates to the election of such person"); *AT&T Corp.* (January 11, 1991) (allowing exclusion of proposal requiring the nomination of either the presidents or two other officials of national unions representing AT&T employees); *Allied Corporation* (January 5, 1984) (allowing exclusion of a proposal requesting the board to nominate a non-management salaried employee to the board of directors, for which the Staff notes "In the Division's view, the proposal's requirement that a member of a certain specified employee group become a director is excludable"); *Braniff International Corp.* (February 5, 1982) (allowing exclusion of proposal requiring the company to select "at least four active employees" with "a minimum of five years active service" with the company who come from certain specified employee groups as nominees for the board of directors). See also, *The Walt Disney Company* (December 14, 2004), where Division of Corporation Finance granted the company's reconsideration request and agreed that it may exclude a proposal requesting that the company reserve at least one seat on the board for a descendant of Walter E. Disney or Roy O. Disney.

It is also notable that in *Pacific Gas and Electric Company* (December 12, 1989), where a proposal required that at least one nominee to the company's board be a person who had been associated with a California-based environmental or conservation organization for five or more years, the Staff concurred in exclusion and stated "It is the Staff's position that because the proposal requires the nomination of a person chosen from a designated group, it involves the nomination of a specific individual rather than procedures for nomination or qualification generally."

We are aware that in some cases the Staff has taken the position certain proposals may not be excludable under Rule 14a-8(i)(8) where they merely seek to establish "qualifications" for candidates for election. However, the Proposal at issue is not one of those. We believe the Proposal does not simply seek to set qualifications that would apply to all nominees for election; rather, it seeks representation by a particular group on the Company's board of directors by requiring that at least four out of nine directors will always be either current or former employees with at least twenty years of service with the Company. In other words, the Proposal is not a request for consideration of the way directors are nominated or the qualifications of directors generally; instead, it is a mandatory requirement for the Company to nominate certain members from a designated group to 3M's board, making it clearly an excludable proposal under Rule 14a-8(i)(8) as relating to an election, in light of the 1976 Release and the long line of no-action precedents cited above.

(B) The Proposal May Be Excluded Under Rule 14a-8(i)(6) Because The Company Would Lack The Power To Implement The Proposal

Rule 14a-8(i)(6) allows a company to exclude a shareholder proposal if the company lacks the power or authority to implement the proposal. The Company lacks the power to implement the Proposal for the following reasons.

The Board faces the impossible task of complying with the listing standards of the New York Stock Exchange that require a majority of independent directors. The Proposal states that "Four of the nine (non-Chair) members of the Board of Directors of 3M shall be current or former employees of the Company with at least twenty years of 3M service." The Company currently has ten directors – one employee director who serves as Chairman of the Board and nine independent directors. Under this Proposal, five directors will be independent and five will not be independent – a clear violation of the New York Stock Exchange Listing Standards.

The Proposal states that "[f]our of the nine (non-Chair) members of the Board of Directors of 3M **shall be** current or former employees of the Company with at least twenty years of 3M service, this change in Board membership **to be accomplished with the first elections of new Directors** following acceptance of this Proposal, as the terms of current Directors expire. If the total number of Directorship is changed, the number of Directorships allotted to current or former 3M employees (as defined above) will be changed proportionately as closely as possible." (emphasis added) Though the Proponent does not specify the means by which to achieve the objectives set forth in his Proposal, the logical step would be for the Company to amend its Bylaws to reflect the foregoing. Therefore, the Proposal contemplates a binding Bylaw with no room for reasonable flexibility or exceptions.

The Staff has concurred that shareholder proposals are excludable where a registrant cannot ensure that a variety of actions would occur. For example, in *Ameritech Corp.* (December 29, 1994), the proposal requested that the company establish a new board committee and select a chairman who possessed three particular attributes (one of which was being "a qualified retired employee of Ameritech"). Ameritech argued that as a Delaware corporation, directors are elected by the shareholders at their annual meeting pursuant to the Delaware General Corporation Law and the company's by-laws, and that it was not within the power of Ameritech or its board to "guarantee or enforce the election of any particular person or type of person" as a director at the annual meeting. The Staff concurred in Ameritech's view that the proposal was excludable under Rule 14a-8[(i)](6) as beyond the power of the board to effectuate "**to ensure the election of an individual as director who meets the specified criteria.**" (emphasis added) See also *U.S. West, Inc.* (December 22, 1993) (allowing exclusion of proposal requesting a person who was a retired employee of one of the U.S. West companies be elected to the board, because it dealt with a matter beyond the company's power to effectuate (i.e., ensuring the election of one person with certain specified characteristics at annual meeting); *AT&T Co.* (December 13, 1985) and *American Information Technologies Corp.* (December 13, 1985) (allowing exclusion under Rule 14a-8[(i)](6) of both proposals to elect a worker-shareholder or retired employee to the board).

More recent no-action precedents include *H.J. Heinz Co.* (June 14, 2004), where a proposal requested the company to adopt a by-law requiring an independent director who is not also the CEO to serve as chairman. That proposal contemplated a binding by-law with no exceptions. The Staff allowed exclusion because "it does not appear to be within the board's power to ensure that an individual meeting the specified criteria would be elected as director and serve as chairman of the board." See also, *Exxon Mobil Corporation* (March 13, 2005) (allowing exclusion where proposal urges the board to take the necessary steps to amend the bylaws to require an independent director serve as chairman because "it does not appear to be within the power of the board of directors to ensure that its chairman retains his or her independence at all times and **the proposal does not provide the board with an opportunity or mechanism to cure such a violation of the standard requested in the proposal**"). (emphasis added)

Due to the mandatory nature of the Proposal and its lack of reasonable flexibility (such as "whenever possible") or mechanism for the board to cure a violation of the standard, we believe the Proposal is excludable under Rule 14a-8(i)(6), in light of the no-action precedents cited above, because it is not within the board's power to ensure that upon "the first elections of new Directors" individuals meeting the specified criteria (i.e., current or former 3M employees with at least twenty years of 3M service) would be elected by shareholders and be willing to serve in order to maintain the required "four of the nine" proportion, thereby these mandatory requirements cannot be effectuated by the Company.

Conclusion

Based on the foregoing analysis, 3M respectfully requests that the Staff concur that it will not recommend enforcement action if 3M excludes the Proposal from its 2007 Proxy Materials. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staffs final position. I would be happy to provide you with any additional information and answer any questions. Please call me at 651-733-2204 if I can be of any further assistance in this matter.

Sincerely,

Gregg M. Larson

cc: Anthony P. Manzara

EXHIBIT A

November 21, 2006

Gregg M. Larson
Associate General Counsel and Secretary
3M Company, 3M Center, Building 0220-13-W-39
St. Paul, MN 55144-1000

RECEIVED
NOV 2006
Gregg M. Larson

Dear Sir,

In accordance with the published requirements for submission of stockholder proposals for next year's Annual Meeting, I am sending you this Proposal 1 (Proposal 2 will be submitted separately)

Proposal 1
Resolved: Four of the nine members of the Board of Directors of 3M shall be current or former long-term employees of the Company, and if the number of Directors is increased, the number of Directorships so designated will also be increased by the same number, this change in Board membership to be accomplished with the first election of new Directors following acceptance of this Proposal, as the terms of current Directors expire.

Furthermore, four of these Director positions will be filled by candidates from particular functions as follows -
one with 20 or more years of 3M employment in Sales and/or Marketing,
one with 20 or more years of 3M employment in Research, Development, or Technical Service
one with 20 or more years of 3M employment in Manufacturing and/or Engineering,
and one with 20 or more years of 3M employment in Finance or Accounting

Supporting information - well-meaning outside Directors have moved 3M in the direction of becoming a clone of the average large U.S.-based business enterprise. They have not experienced the unique system by which 3M has been able to grow and prosper in the past, and (with the notable exception of Mr. Morrison) don't seem to be talking with rank-and -file employees to find out, and so are imposing a "one size fits all" system which has been gradually eliminating 3M's special culture and capabilities. Having a significant number of Directors on the Board who have lived in the 3M system and understand its special character will help the Board to guide 3M more appropriately.

The following information is provided in accordance with the bylaws of 3M Company as amended November 11, 2002 : I am currently the owner of approximately 2400 shares of 3M Common Stock held jointly with my wife- Anthony P. and Sarah E. Manzara, 5050 Kirkwood Avenue North, Lake Elmo, MN 55042.
These shares are held in a Wells-Fargo brokerage account. We also hold about 800 shares of 3M Common Stock held in Book Entry/Dividend Reinvestment by Wells-Fargo. Some of these shares may be sold or donated before the 2007 Annual Meeting, but I am buying more through the GESPP system.
I also have a number of shares held in the 3M VIP plan, and a number of stock option grants (both exercisable now and not yet exercisable). Since I am currently a 3M employee, my only material interest in this proposal is to see 3M return to its glory days, enhancing the value of the employment experience and the price of the stock. I would present this proposal at the Annual Meeting.

If this information is not sufficiently complete, please let me know – phone number is 651-439-0389
Yours truly,

Anthony P. Manzara
5050 Kirkwood Avenue North,
Lake Elmo, MN 55042

November 21, 2006

Gregg M. Larson
Associate General Counsel and Secretary
3M Company, 3M Center, Building 0220-13-W-39
St. Paul, MN 55144-1000

Dear Sir,

In accordance with the published requirements for submission of stockholder proposals for next year's Annual Meeting, I am sending you this Proposal 2 (Proposal 1 will be submitted separately)

Proposal 2
Resolved, All of the variable compensation for 3M Employees in job levels 19-35 (General Managers, Vice Presidents, and all senior executives below the Chairman of the Board) will be based on the current actual performance of the Business Unit they belonged to five years ago, using the quarterly profitability, in number of dollars, of the Business Unit five years ago as an index (100). The at-risk proportion of the employee's compensation will be paid quarterly based on the percentage by which the current quarter's profit exceeds or falls short of the index. A proportion (twenty-five percent) of the employee's first five years of post-retirement income will also be at-risk, based on the current success of the business unit from which they retired. Best efforts would be made to devise equitable calculations for situations involving acquisition, divestment, etc but not to shield an employee from the effects of business failure of the organization they once commanded. At-risk compensation for those who belonged to a Staff Group five years ago would be based on the 3M Company current quarterly results, compared in the same way to the Company's results five years ago. The proportion of compensation that is at-risk will be the same for all employees at a particular "job grade" level. The word "profit" is intended be defined in the ordinary way.

Supporting information - the growth of 3M sales and profitability is based to a large extent on the development of new products and business strategies born out of a marriage of a keen perception of customer needs to a solid understanding of the technological strengths available at 3M. The gestation period of these innovations can be lengthy and they need to be nourished until they can be born into the market and weaned into profitability. It is tempting for management in the 19-35 levels to pay more attention to the enhancement of near-term results and to allow the longer-term new product efforts to suffer from financial malnutrition, causing them to be stillborn. The short-term focused manager is often promoted to a higher level position in a different business unit, leaving the (still unobvious) new product failures in the lap of the next generation of management.

Tying a significant proportion of the manager's compensation to the outcome of decisions made five years in the past will very quickly move the time horizon of management efforts from creating a spurt in the next quarter's results to setting the stage for five-year healthy growth. Another major effect of this Proposal would be to create a focus on excellent succession planning – a manager intent on moving up the ladder would have to very strongly consider the capability of the hands by which his or her future compensation will be created.

This proposal is intended to extend to all forms of variable compensation including types now known as profit sharing, stock options of all flavors, and performance unit plans, as well as others that may exist or be devised in the future.

Clarifying example - Jane Doe is now VP of Division A. Five years ago she was General Manager of Division B, and that year the profit of Division B was $3 million per quarter. This year, 3M's VP level has 40% at-risk compensation and a target level of $500,000 total compensation. If Division B made $4.5MM profit in each quarter this year, then Jane this year would be paid $300,000 (not at-risk) plus four quarterly payments of $50,000 x ($4.5MM/$3MM) = $75,000 for a total of $600,000.

The following information is provided in accordance with the bylaws of 3M Company as amended November 11, 2002 : I am currently the owner of approximately 2400 shares of 3M Common Stock held jointly with my wife- Anthony P. and Sarah E. Manzara, 5050 Kirkwood Avenue North, Lake Elmo, MN 55042.
These shares are held in a Wells-Fargo brokerage account. We also hold about 800 shares of 3M Common Stock held in Book Entry/Dividend Reinvestment by Wells-Fargo. Some of these shares may be sold or donated before the 2007 Annual Meeting, but I am buying more through the GESPP system.
I also have a number of shares held in the 3M VIP plan, and a number of stock option grants (both exercisable now and not yet exercisable). Material Interest - I am currently a 3M employee but highly unlikely to reach the job level 19 where this proposal is effective. My only material interest in this proposal is to see 3M return to its glory days, enhancing the value of the employment experience and the price of the stock. I would present this proposal at the Annual Meeting.

If this information is not sufficiently complete, please let me know – phone number is 651-439-0389
Yours truly,

Anthony P. Manzara
5050 Kirkwood Avenue North,
Lake Elmo, MN 55042

Gregg M. Larson
Associate General Counsel and
Secretary

3M Legal Affairs
Office of General Counsel

P.O. Box 33428
St. Paul, MN 55133-3428 USA
Phone: (651) 733-2204
Fax: (651) 737-2553
Email: gmlarson@mmm.com

December 4, 2006

Anthony P. Manzara
5050 Kirkwood Avenue North
Lake Elmo, MN 55042
Sent by email to: apmanzara@mmm.com

Re: Shareholder Proposals

Dear Mr. Manzara:

I received your letters dated November 21, 2006 on November 27, 2006 regarding two stockholder proposals that you requested be included in our proxy statement in connection with our 2007 annual meeting. The first proposal deals with employees or former employees serving as Directors (the "Director's Proposal") and the second proposal deals with compensation (the "Compensation" Proposal).

Under the rules of the Securities and Exchange Commission (a copy of which is available at http://www.law.uc.edu/CCL/34ActRls/rule14a-8.html), your proposals fail to meet the eligibility requirements for the following reasons.

1. Under Rule 14a-8(b) in order to be eligible to submit a proposal for inclusion in 3M's proxy statement, you must have continuously held at least $2,000 in market value for at least one year by the date you submitted the proposal, and must continue to hold those securities through the date of the shareholders' meeting. Please comply with this requirement stating that you intend to hold at least $2,000 in 3M stock through the date of the annual meeting.
2. Rule 14a-8(c) requires that **no more than one proposal** may be submitted by a proponent with respect to a particular shareholders' meeting. Please eliminate one of your proposals and resubmit the one proposal that you intend to submit.
3. The Compensation Proposal exceeds the 500-word maximum allowed by Rule 14a-8(d). Please redraft the proposal to so that it is no more than 500 words and resend it to me if that is the one proposal that you intend to submit.

Your response correcting these deficiencies must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter. Failure to correct these deficiencies within this 14-day time frame will allow 3M to exclude the proposals from its proxy statement. After you have corrected these deficiencies, we will provide our position on the proposal, including other possible grounds for exclusion from 3M's proxy statement.

Please call me if you have any questions.

Sincerely,

Gregg M. Larson

RECEIVED

DEC 18 2006

Gregg M. Larson

December 14, 2006

Gregg M. Larson
Associate General Counsel and Secretary
3M Company, 3M Center, Building 0220-13-W-39
St. Paul, MN 55144-1000

Dear Sir,

I am writing to correct deficiencies in my shareholder proposal submission of November 21, 2006 as described in your letter of December 4, 2006. If it is acceptable to shorten the single allowed proposal at this time to make it clearer and more flexible, I would like to do so. If I must go with the original statement of the proposal, it is copied at the end of this letter. Thank you for your guidance and the link to the SEC rules.
Proposal:

Resolved:
Four of the nine (non-Chair) members of the Board of Directors of 3M shall be current or former employees of the Company with at least twenty years of 3M service, this change in Board membership to be accomplished with the first elections of new Directors following acceptance of this Proposal, as the terms of current Directors expire. If the total number of Directorships is changed, the number of Directorships allotted to current or former 3M employees (as defined above) will be changed proportionately as closely as possible.

Supporting information:
Well-meaning outside Directors have moved 3M in the direction of becoming a clone of the average large U.S.-based business enterprise. They have not experienced the unique system and culture by which 3M has been able to grow and prosper in the past, and (with the notable exception of Mr. Morrison) don't seem to be talking with rank-and -file employees to gain such understanding, and so are imposing a "one size fits all" system which has been gradually eliminating 3M's special culture and capabilities. Having a significant number of Directors on the Board who have lived in the 3M system and understand its special character will help the Board to guide 3M more appropriately.

Rule 14a-8(b) statement – I have held over $2000 in market value of 3M shares for many years, and intend to continue holding at least this amount of 3M stock through the date of the upcoming Meeting. Attached please find copies of my "Book Entry – Direct Registration" statements from Wells-Fargo for November 2005 and 2006, and my latest brokerage account statement, to demonstrate the fact.

The following information is provided in accordance with the bylaws of 3M Company as amended November 11, 2002 : I am currently the owner of approximately 1400 shares of 3M Common Stock held jointly with my wife- Anthony P. and Sarah E. Manzara, 5050 Kirkwood Avenue North, Lake Elmo, MN 55042.
These shares are held in a Wells-Fargo brokerage account. We also hold about 1000 shares of 3M Common Stock held in Book Entry/Dividend Reinvestment by Wells-Fargo. Some of these shares may be sold or donated before the 2007 Annual Meeting, but I am buying more through the GESPP system.
I also have a number of shares held in the 3M VIP plan, and a number of stock option grants (both exercisable now and not yet exercisable).

Since I am currently a 3M employee, my only material interest in this proposal is to see 3M return to its glory days, enhancing the value of the employment experience and the price of the stock. I would present this proposal at the Annual Meeting.

If this information is not sufficiently complete, please let me know – phone number is 651-439-0389
Yours truly,

Anthony P. Manzara
5050 Kirkwood Avenue North,
Lake Elmo, MN 55042

ATTACHED: ORIGINAL PROPOSAL 11/21/06

ORIGINAL PROPOSAL OF 11/21/06

Original Proposal 1
Resolved: Four of the nine members of the Board of Directors of 3M shall be current or former long-term employees of the Company, and if the number of Directors is increased, the number of Directorships so designated will also be increased by the same number, this change in Board membership to be accomplished with the first election of new Directors following acceptance of this Proposal, as the terms of current Directors expire.

Furthermore, four of these Director positions will be filled by candidates from particular functions as follows -
one with 20 or more years of 3M employment in Sales and/or Marketing,
one with 20 or more years of 3M employment in Research, Development, or Technical Service
one with 20 or more years of 3M employment in Manufacturing and/or Engineering,
and one with 20 or more years of 3M employment in Finance or Accounting

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 19, 2007

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: 3M Company
Incoming letter dated January 5, 2007

The proposal requires that four of the nine "non-Chair" directors be current or former employees of the company with at least twenty years of service.

There appears to be some basis for your view that 3M may exclude the proposal under rule 14a-8(i)(6), as beyond the power of the board of directors to implement. In our view, it does not appear to be within the board's power to ensure that individuals meeting the specified criteria would be elected as directors. Accordingly, we will not recommend enforcement action to the Commission if 3M omits the proposal from its proxy materials in reliance on rule 14a-8(i)(6). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which 3M relies.

Sincerely,

Ted Yu
Special Counsel

END